082-03854

SUP

John Keells Group

JOHN KEELLS HOLDINGS LIMITED

Interim Report

Nine months ended 31st December 2006

The Profit of Rs.1953 million Attributable to Equity Holders for the nine months ended 31 December 2006 was a 3 per cent increase, and the Group Profit Before Tax (PBT) for the nine months ended 31 December 2006 at Rs.2776 million was flat, relative to the corresponding period in the previous year. The Profit Attributable to Equity Holders and the PBT for the quarter ended 31 December 2006, at Rs.680 million and Rs.1010 million, respectively, were however,13 per cent and 9 per cent lower than those recorded in the same period in the previous year. This was mainly due to the below potential performance of the Leisure Industry Group in a quarter that it traditionally contributes heavily to the bottom lines. At a Company level, the Net Profit for the quarter ended 31 December 2006 increased by 35 per cent to Rs.143 million and for the nine months ended on that date increased by 27 per cent to Rs.986 million over the corresponding period in the previous year.

Group Revenue for the quarter and nine months ended 31st December 2006 at Rs.8.14 billion and Rs.23.89 billion respectively were 8 per cent and 10 per cent higher than the revenues recorded in the same period in the previous year.

In October 2006, the Group increased its stake in South Asia Gateway Terminals (Pvt) Limited (SAGT) by 7.5 per cent to 33.75 per cent. SAGT owns and operates the Queen Elizabeth Quay of the Port of Colombo. Volumes at SAGT have witnessed a record 43.3 per cent increase during the calendar year 2006. Both SAGT and the Port of Colombo have tremendous potential for further growth and the increased investment reaffirms our commitment towards the future development of the Port of Colombo.

The Group's pipeline of projects is growing and is in line with our new vision of 'Building Businesses that are Leaders in the Region'. To fund these projects, the Board of Directors resolved, in January 2007, to offer a Rights Issue of one ordinary share for every five ordinary shares and issue one Bonus Share for every seven ordinary shares on the enhanced capital, subject to the approval of the Shareholders. The Rights Issue is expected to raise approximately Rs.13 billion.

The **Transportation Industry Group** continued its good performance during this quarter as well recording a 26 per cent increase in PBT over the third quarter of 2005/06 helped by the significant growth in volumes at SAGT and the steady contribution from Lanka Marine Services.

The **Leisure Industry Group** PBT, during the quarter, was negatively affected as a result of low tourist arrivals to Sri Lanka. This was an outcome of travel advisories issued as a response to incidents of violence by Countries which have traditionally contributed to tourist arrivals. The 18 per cent decline in the PBT during the quarter under review would have been much greater if not for the strong performance of our four Maldivian Resorts including the two recently acquired properties. We will continue to expand, and diversify, our operations in the region. The Destination Management businesses performed better this quarter and expanded their operations by setting up office in Mumbai, India.

The **Property Industry Group's** PBT this quarter was, as expected, lower than that recorded in the same period in the previous year. This was due to the Monarch Apartments' Project revenue recognised, during the quarter, as per the Revenue Recognition Policy, being significantly lower than the revenue recognised in the same quarter in the previous year. Construction of both the 'The Monarch' and the 'The Emperor' is on schedule. 'The Emperor' has already seen a significant number of sales off-plan.

The **Food & Beverage Industry Group** performed well during the quarter with growth from Ceylon Cold Stores Limited, Keells Food Products Limited and the Super Market businesses. The PBT of the Industry Group, in the quarter, was 66 per cent higher than that recorded in the third quarter of 2005/06.

The **Financial Services Industry Group's** PBT during the third quarter was 12 per cent lower than the PBT of the same period last year primarily due to only 29.9 per cent of the profits from the Mercantile Leasing Limited (MLL) business being consolidated this quarter, as opposed to the full profits consolidated prior to its merger with Nations Trust Bank.

The **Information Technology Industry Group** recorded a lower PBT this quarter when compared with the same period last year due to the start up costs of the Business Process Outsourcing (BPO) venture and Information System Associates, the JKH/Air Arabia Joint Venture. The office automation and software businesses performed well during the quarter under review.

The last quarter has been a challenging one for both the Country and the Group. The conflict has continued to plague the smooth functioning of Government and business. The effects of such violence particularly on the local Leisure Industry have resulted in the Group bottom-line being significantly lower than expected. Notwithstanding the aforesaid, the Group is moving forward with its regionalisation strategy. In keeping with our bold nature, and our positive outlook, we plan to grow aggressively using the competencies and skills that we have proactively developed to meeting such challenges.

In closing, I wish to recognise the valuable contribution made by Mr. S Easparathasan to the Group. His untimely demise is a great loss to the Board of Directors and the Group. I also welcome Ms. Sithie Tiruchelvam to the Board of JKH Limited. Ms.Tiruchelvam is a lawyer of the Supreme Court of Sri Lanka, specialising in corporate, intellectual property and labour laws.

S. C. Ratnayake
Chairman

25 January 2007

CONSOLIDATED INCOME STATEMENT

	Quarter ended 31st December			Nine months to 31st December		
	2006	2005	Change %	2006	2005	Change %
Revenue	8,135,798	7,518,385	8	23,892,659	21,692,586	10
Cost of Sales	(5,525,876)	(5,228,839)	6	(16,878,110)	(15,398,195)	10
Gross Profit	2,609,922	2,289,546	14	7,014,549	6,294,391	11
Dividend Income	694	33,322	(98)	15,138	34,016	(55)
Other Operating Income	288,356	101,935	183	549,670	266,329	106
Distribution Expenses	(324,070)	(303,788)	7	(1,008,108)	(906,362)	11
Administrative Expenses	(1,368,782)	(1,001,711)	37	(3,475,063)	(2,691,717)	29
Other Operating Expenses	(303,290)	(242,808)	25	(766,311)	(677,510)	13
Profit from Operating Activities	902,830	876,496	3	2,329,875	2,319,147	-
Finance Expenses	(411,901)	(128,989)	219	(867,243)	(381,865)	127
Share of Associate Company Profits	519,458	237,519	119	1,313,491	729,005	80
Profit on Sale of Non-Current Investments	-	121,934	(100)	-	121,683	(100)
Profit Before Tax	1,010,387	1,106,960	(9)	2,776,123	2,787,970	-
Tax Expense	(249,216)	(217,868)	14	(615,972)	(579,288)	6
Profit for the Period	761,171	889,092	(14)	2,160,151	2,208,682	(2)
Attributable to :						
Equity Holders of the Parent	680,191	779,547	(13)	1,953,556	1,905,041	3
Minority Interest	80,980	109,545	(26)	206,595	303,641	(32)
	761,171	889,092		2,160,151	2,208,682	
	Rs.	Rs.		Rs.	Rs.	
Earnings Per Share - Basic	1.48	1.70		4.25	4.15	
Earnings Per Share - Diluted	1.46	1.68		4.20	4.11	
Dividend Per Share	1.00	1.00		1.00	1.00	

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

CONSOLIDATED BALANCE SHEET

As at 31st December	2006	2005	As at 31.03.2006
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	20,986,429	18,376,043	20,112,184
Investment Property	2,468,703	2,226,926	2,467,446
Intangible Assets	573,699	589,490	621,880
Investments in Subsidiaries & Joint Ventures	5,565	5,565	35,726
Investments in Associates	8,593,614	3,647,155	3,540,289
Other Investments	124,928	124,929	124,928
Other Non-Current Assets	5,160,922	798,547	1,079,966
	37,913,860	25,768,655	27,982,419
Current Assets			
Inventories	2,128,873	2,174,581	2,083,443
Trade & Other Receivable	7,032,737	5,223,249	5,263,606
Short Term Investments	3,997,613	2,556,427	2,537,728
Cash in Hand & at Bank	1,449,951	1,662,356	1,593,228
	14,609,174	11,616,613	11,478,005
Total Assets	52,523,034	37,385,268	39,460,424
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	10,000,000	10,000,000	10,000,000
Issued Share Capital	4,603,815	3,996,358	4,000,070
Capital Reserves	7,866,891	6,919,877	8,201,695
Revenue Reserves	12,802,527	9,959,687	10,742,949
Equity Attributable to Equity Holders of the Parent	25,273,233	20,875,922	22,944,714
Minority Interest	3,605,267	3,541,303	3,666,132
Total Equity	28,878,500	24,417,225	26,610,846
Non-Current Liabilities			
Negative Goodwill	-	1,094,068	1,046,522
Non-Interest Bearing Borrowings	-	15,000	15,000
Interest Bearing Borrowings	5,849,295	1,701,279	2,043,865
Deferred Tax Liabilities	594,790	272,778	300,679
Retirement Benefit Obligations	691,862	621,079	624,473
Other Deferred Liabilities	4,170	5,870	5,397
Other Non-Current Liabilities	330,596	287,468	336,827
	7,470,713	3,997,542	4,372,763
Current Liabilities			
Trade & Other Payables	5,978,924	4,814,533	4,995,933
Income Tax Liabilities	293,034	182,223	212,484
Short Term Borrowings	4,343,731	853,076	967,020
Current Portion of Non-Interest Bearing Borrowings	30,000	20,000	20,000
Current Portion of Interest Bearing Borrowings	193,481	359,574	445,015
Bank Overdrafts	5,334,651	2,741,095	1,836,363
	16,173,821	8,970,501	8,476,815
Total Equity & Liabilities	52,523,034	37,385,268	39,460,424
	Rs.	Rs.	Rs.
Net Assets Per Share	54.90	45.34	49.84

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.
The Board of Directors is responsible for the preparation and presentation of these Financial Statements.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

25 January 2007

CONSOLIDATED CASH FLOW STATEMENT

For the nine months ended 31st December	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit Before Tax	2,776,123	2,787,970
Adjustments for :		
Interest Income	(168,355)	(122,155)
Finance Expenses	867,243	381,865
Dividend Income	(15,138)	(34,016)
Share of Associate Company Profits	(1,313,491)	(729,005)
Depreciation of Property, Plant & Equipment	879,582	850,715
Profit on Sale of Property, Plant & Equipment	(12,660)	(8,244)
Profit on Sale of Non-Current Investment	-	(121,683)
Profit on Sale of Other Investment	-	(1,057)
Amortisation of Goodwill on Consolidation (Net)	-	(5,453)
Negative Goodwill on Acquisition of Associates	(73,927)	-
Gratuity Provision	105,024	105,576
Profit Due to Changes in Holding	-	(8,446)
Amortisation of Other Deferred Liabilities	(1,227)	(3,631)
Amortisation / Depreciation of Non Current Assets	88,937	37,327
Operating Profit before Working Capital Changes	3,132,111	3,129,763
(Increase) / Decrease in Inventories	(45,430)	(705,581)
(Increase) / Decrease in Receivable & Prepayments	(1,698,548)	(774,506)
(Increase) / Decrease in Non-Current Assets	(591,306)	(293,749)
Increase / (Decrease) in Creditors & Accruals	1,038,340	211,021
Cash Generated from Operations	1,835,167	1,566,948
Interest Received	168,355	122,155
Finance Expenses Paid	(867,243)	(381,865)
Dividend Received	769,219	291,987
Tax Paid	(561,344)	(669,751)
Gratuity Paid	(37,578)	(38,470)
Net Cash Flow from Operating Activities	1,306,576	891,004
CASH FLOWS FROM /(USED IN) INVESTING ACTIVITIES		
Acquisition of Property, Plant & Equipment	(1,876,267)	(2,948,062)
Addition to Investment Property	(1,257)	-
Purchase of Lease Rights	(3,518,646)	-
Purchase of Investments	-	(2,500)
Acquisition of Subsidiaries	-	(175,000)
Increase in Interest in Subsidiaries	(4,305)	-
Acquisition of / Increase in Interest in Associates	(4,341,273)	(15,989)
Proceeds from Sale of Property, Plant & Equipment	159,890	27,139
Proceeds from Sale of Non-Current Investments	-	1,322,196
Proceeds from Sale of Other Investments	-	4,996
Addition to Intangible Assets	(4,229)	-
Grants Received for Investing Activities	-	4,460
Net Cash Flow used in Investing Activities	(9,586,087)	(1,782,760)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from Issue of Shares - Company	206,925	92,231
Dividend Paid to Equity Holders of the Parent	(859,584)	(797,498)
Dividend Paid to Minority Shareholders	(175,117)	(177,137)
Proceeds from Interest Bearing Borrowings	3,994,893	1,133,365
Repayment of Interest / Non-Interest Bearing Borrowings	(445,997)	(644,410)
Proceeds from / (Repayment of) Short Term Borrowings (Net)	3,376,711	(734,302)
Net Cash Flow from / (used in) Financing Activities	6,097,831	(1,127,751)
NET DECREASE IN CASH & CASH EQUIVALENTS	(2,181,680)	(2,019,507)
CASH & CASH EQUIVALENTS AT THE BEGINNING	2,294,593	3,497,195
CASH & CASH EQUIVALENTS AT THE END	112,913	1,477,688
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short Term Investments	3,997,613	2,556,427
Cash in Hand & at Bank	1,449,951	1,662,356
Bank Overdrafts	(5,334,651)	(2,741,095)
	112,913	1,477,688

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY INCOME STATEMENT

	Quarter ended 31st December			Nine months to 31st December		
	2006	2005	Change %	2006	2005	Change %
Revenue	100,057	129,241	(23)	304,050	379,395	(20)
Cost of Sales	(56,228)	(55,432)	1	(168,215)	(170,311)	(1)
Gross Profit	43,829	73,809	(41)	135,835	209,084	(35)
Dividend Income	468,483	97,325	381	1,731,938	1,016,736	70
Other Operating Income	29,187	267,185	(89)	64,851	338,908	(81)
Administrative Expenses	(168,498)	(234,622)	(28)	(486,278)	(506,710)	(4)
Other Operating Expenses	(8,437)	(20,159)	(58)	(16,477)	(52,202)	(68)
Profit from Operating Activities	364,564	183,538	99	1,429,869	1,005,816	42
Finance Expenses	(216,115)	(74,879)	189	(418,016)	(218,492)	91
Profit Before Tax	148,449	108,659	37	1,011,853	787,324	29
Tax Expense	(5,376)	(2,803)	92	(26,076)	(8,416)	210
Profit for the Period	143,073	105,856	35	985,777	778,908	27
	Rs.	Rs.		Rs.	Rs.	
Earnings Per Share - Basic	0.31	0.23		2.15	1.70	
Earnings Per Share - Diluted	0.31	0.23		2.12	1.68	
Dividend Per Share	1.00	1.00		1.00	1.00	

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY BALANCE SHEET

As at 31st December	2006	2005	As at 31.03.2006
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	325,897	362,677	349,362
Investment Property	800,000	709,988	800,000
Investments in Subsidiaries & Joint Ventures	14,481,766	12,451,135	12,856,697
Investments in Associates	5,995,133	1,665,797	1,665,947
Other Investments	94,507	94,507	94,507
Other Non-Current Assets	559,941	86,636	65,906
	22,257,244	15,370,740	15,832,419
Current Assets			
Inventories	850	910	874
Trade & Other Receivable	376,475	374,019	339,256
Amounts Due from Related Parties	257,851	476,990	185,831
Cash in Hand & at Bank	801	328,779	160,157
	635,977	1,180,698	686,118
Total Assets	22,893,221	16,551,438	16,518,537
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	10,000,000	10,000,000	10,000,000
Issued Share Capital	4,603,815	3,996,358	4,000,070
Capital Reserves	4,808,386	5,191,007	5,205,203
Revenue Reserves	5,109,887	4,410,620	4,983,697
Total Equity	14,522,088	13,597,985	14,188,970
Non-Current Liabilities			
Interest Bearing Borrowings	2,595,493	600,000	600,000
Retirement Benefit Obligations	79,816	88,598	73,834
	2,675,309	688,598	673,834
Current Liabilities			
Trade & Other Payables	359,063	169,441	203,408
Amounts due to Related Parties	136,637	66,953	4,270
Income Tax Liabilities	27,266	11,684	30,519
Short Term Borrowings	2,000,000	500,000	500,000
Current Portion of Interest Bearing Borrowings	-	165,088	164,974
Bank Overdrafts	3,172,858	1,351,689	752,562
	5,695,824	2,264,855	1,655,733
Total Equity & Liabilities	22,893,221	16,551,438	16,518,537
	Rs.	Rs.	Rs
Net Assets Per Share	31.54	29.54	30.82

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.
The Board of Directors is responsible for the preparation and presentation of these Financial Statements.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

25 January 2007

COMPANY CASH FLOW STATEMENT

For the nine months ended 31st December	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit Before Tax	1,011,853	787,324
Adjustments for:		
Finance Expenses	418,016	218,492
Depreciation of Property, Plant & Equipment	72,799	70,657
Profit on Sale of Non-Current Investments	-	(305,770)
Profit on Sale of Property, Plant & Equipment	(6,725)	-
Provision for Fall in Value of Investments	-	24,411
Gratuity Provision	7,387	20,414
Operating Profit before Working Capital Changes	1,503,330	815,528
(Increase) / Decrease in Inventories	24	7
(Increase) / Decrease in Receivable & Prepayments	(98,827)	238,030
Increase / (Decrease) in Creditors & Accruals	286,772	97,564
Cash Generated from Operations	1,691,299	1,151,129
Finance Expenses Paid	(418,016)	(218,492)
Tax Paid	(32,527)	(18,711)
Gratuity Paid	(1,405)	(293)
Net Cash Flow from Operating Activities	1,239,351	913,633
CASH FLOWS FROM/ (USED IN) INVESTING ACTIVITIES		
Acquisition of Property, Plant & Equipment	(51,983)	(35,062)
Purchase of Investments	(5,954,255)	(15,988)
Proceeds from Sale of Property, Plant & Equipment	9,375	-
Proceeds from Sale of Investments	-	560,725
Net Cash Flow from / (used in) Investing Activities	(5,996,863)	509,675
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from Issue of Shares	206,925	92,231
Dividend Paid	(859,584)	(797,498)
Loans Given	(500,000)	-
Proceeds from / (Repayment of) Long Term Borrowings (Net)	1,830,519	(165,047)
Proceeds from / (Repayment of) Short Term Borrowings (Net)	1,500,000	(1,132,400)
Net Cash Flow from / (used in) Financing Activities	2,177,860	(2,002,714)
NET DECREASE IN CASH & CASH EQUIVALENTS	(2,579,652)	(579,406)
CASH & CASH EQUIVALENTS AT THE BEGINNING	(592,405)	(443,504)
CASH & CASH EQUIVALENTS AT THE END	(3,172,057)	(1,022,910)
ANALYSIS OF CASH & CASH EQUIVALENTS		
Cash in Hand & at Bank	801	328,779
Bank Overdrafts	(3,172,858)	(1,351,689)
	(3,172,057)	(1,022,910)

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

STATEMENT OF CHANGES IN EQUITY

Group - Total Equity

	2006	2005
Balance as at 31st March	26,610,846	22,531,696
Currency Translation Differences	15,667	17,987
Net Gain / (Loss) Recognised Directly in Equity		
Acquisitions, Disposals and Changes in Holding	(1,662)	(401,033)
Associate Company Share of Net Assets	103,695	191,065
Effect of Adopting New / Revised Sri Lanka Accounting Standards	817,579	751,232
Share Options Exercised	32,113	16,644
Premium on Issue of Shares	174,812	75,587
Profit for the Period	2,160,151	2,208,682
Final Dividend to Equity Holders of the Parent - 2005/2006	(400,142)	(398,028)
Interim Dividend to Equity Holders of the Parent - 2006/2007	(459,442)	(399,470)
Subsidiary Dividend to Minority Shareholders	(175,117)	(177,137)
Balance as at 31st December	28,878,500	24,417,225

Company

	2006	2005
Balance as at 31st March	14,188,970	13,164,499
Effect of Adopting New / Revised Sri Lanka Accounting Standards	-	359,845
Share Options Exercised	32,113	16,644
Premium on Issue of Shares	174,812	75,587
Profit for the Period	985,777	778,908
Final Dividend - 2005/2006	(400,142)	(398,028)
Interim Dividend - 2006/2007	(459,442)	(399,470)
Balance as at 31st December	14,522,088	13,597,985

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

25 January 2007

Provisional Financial Statements

SEGMENT INFORMATION

For the quarter ended 31st December	Transportation		Leisure		Property		Food & Beverage		Financial Services		Information Technology		Others		Group Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Total Revenue	3,030,185	2,973,496	2,129,842	1,558,069	108,004	274,103	2,769,357	2,213,663	2,212,703	1,242,216	639,029	480,321	1,241,704	615,732	12,130,824	9,357,600
Less :																
Intra Segment Revenue	-	-	(120,494)	(130,818)	-	5,727	(69,559)	(66,558)	-	(6)	(1,219)	(3,712)	(12,051)	(9,500)	(203,323)	(204,867)
Inter Segment Revenue	(32,129)	(30,160)	(10,289)	(11,732)	(27,713)	(36,792)	(13,628)	(13,354)	-	(426)	(37,746)	(27,943)	(91,535)	(116,037)	(213,040)	(236,444)
Segment Revenue	2,998,056	2,943,336	1,999,059	1,415,519	80,291	243,038	2,686,170	2,133,751	2,212,703	1,241,784	600,064	448,666	1,138,118	490,195	11,714,461	8,916,289
Share of Associate Company Revenue	(779,767)	(395,270)	-	-	-	-	-	-	(2,155,005)	(1,002,634)	-	-	(643,891)	-	(3,578,663)	(1,397,904)
Revenue	2,218,289	2,548,066	1,999,059	1,415,519	80,291	243,038	2,686,170	2,133,751	57,698	239,150	600,064	448,666	494,227	490,195	8,135,798	7,518,385
Profit from Operating Activities	385,442	428,819	307,458	196,272	61,469	169,442	152,296	96,475	33,274	61,989	16,754	33,198	(53,863)	(109,699)	902,830	876,496
Share of Associate Company Profit	390,575	183,917	-	-	-	-	-	-	68,648	53,602	-	-	60,235	-	519,458	237,519
Segment Results	776,017	612,736	307,458	196,272	61,469	169,442	152,296	96,475	101,922	115,591	16,754	33,198	6,372	(109,699)	1,422,288	1,114,015
Finance Expenses	(5,672)	(997)	(171,954)	(30,954)	(4,557)	390	(30,462)	(22,979)	(450)	(87)	(294)	(28)	(198,512)	(74,334)	(411,901)	(128,989)
Profit on Sale of Non-Current Investments	-	-	-	-	-	-	-	-	-	-	-	-	-	121,934	-	121,934
Profit / (Loss) Before Tax	770,345	611,739	135,504	165,318	56,912	169,832	121,834	73,496	101,472	115,504	16,460	33,170	(192,140)	(62,099)	1,010,387	1,106,960
Tax Expense	(45,452)	(45,899)	(27,452)	(34,146)	(3,426)	(3,855)	(42,139)	(23,497)	(29,349)	(64,273)	(6,533)	(3,179)	(94,865)	(43,019)	(249,216)	(217,868)
Profit / (Loss) for the Period	724,893	565,840	108,052	131,172	53,486	165,977	79,695	49,999	72,123	51,231	9,927	29,991	(287,005)	(105,118)	761,171	889,092
Attributable to :																
Equity Holders of the Parent	710,799	541,581	98,937	111,213	46,653	139,626	49,519	27,617	68,256	48,346	9,927	29,991	(303,900)	(118,827)	680,191	779,547
Minority Interest	14,094	24,259	9,115	19,959	6,833	26,351	30,176	22,382	3,867	2,885	-	-	16,895	13,709	80,980	109,545
	724,893	565,840	108,052	131,172	53,486	165,977	79,695	49,999	72,123	51,231	9,927	29,991	(287,005)	(105,118)	761,171	889,092

Note : In addition to Segment Results, other information such as finance expenses, tax expenses have been segmented for better presentation.
All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

SEGMENT INFORMATION

For the nine months ended 31st December	Transportation 2006	Transportation 2005	Leisure 2006	Leisure 2005	Property 2006	Property 2005	Food & Beverage 2006	Food & Beverage 2005	Financial Services 2006	Financial Services 2005	Information Technology 2006	Information Technology 2005	Others 2006	Others 2005	Group Total 2006	Group Total 2005
Total Revenue	9,263,042	7,889,354	5,697,521	3,834,473	870,533	1,706,586	7,664,715	6,201,677	3,520,272	2,783,803	1,813,962	1,351,038	2,504,411	2,423,799	31,334,456	26,190,730
Less :																
Intra Segment Revenue	-	-	(381,852)	(298,502)	-	-	(189,862)	(162,497)	-	(39)	(6,735)	(7,223)	(27,245)	(35,107)	(605,694)	(503,368)
Inter Segment Revenue	(75,196)	(88,267)	(40,700)	(44,612)	(83,259)	(90,576)	(36,739)	(33,732)	-	(552)	(143,844)	(99,778)	(249,855)	(327,143)	(629,593)	(684,660)
Segment Revenue	9,187,846	7,801,087	5,274,969	3,491,359	787,274	1,616,010	7,438,114	6,005,448	3,520,272	2,783,212	1,663,383	1,244,037	2,227,311	2,061,549	30,099,169	25,002,702
Share of Associate Company Revenue	(1,934,322)	(1,247,275)	-	-	-	-	-	-	(3,392,934)	(2,062,841)	-	-	(879,254)	-	(6,206,510)	(3,310,116)
Revenue	7,253,524	6,553,812	5,274,969	3,491,359	787,274	1,616,010	7,438,114	6,005,448	127,338	720,371	1,663,383	1,244,037	1,348,057	2,061,549	23,892,659	21,692,586
Profit from Operating Activities	1,143,112	1,140,856	603,842	206,002	313,683	639,868	377,514	276,117	64,145	201,072	44,836	50,626	(217,257)	(195,394)	2,329,875	2,319,147
Share of Associate Company Profit	1,008,061	610,811	-	-	-	-	-	-	224,793	118,194	-	-	80,637	-	1,313,491	729,005
Segment Results	2,151,173	1,751,667	603,842	206,002	313,683	639,868	377,514	276,117	288,938	319,266	44,836	50,626	(136,620)	(195,394)	3,643,366	3,048,152
Finance Expenses	(13,535)	(1,476)	(371,261)	(48,431)	(13,157)	1,859	(71,791)	(62,707)	(593)	(197)	(1,739)	(108)	(395,167)	(270,805)	(867,243)	(381,865)
Profit on Sale of Non-Current Investments	-	-	-	-	-	-	-	-	-	-	-	-	-	121,683	-	121,683
Profit / (Loss) Before Tax	2,137,638	1,750,191	232,581	157,571	300,526	641,727	305,723	213,410	288,345	319,069	43,097	50,518	(531,787)	(344,516)	2,776,123	2,787,970
Tax Expense	(105,095)	(139,769)	(54,207)	(64,573)	(14,635)	(14,002)	(129,511)	(95,667)	(100,383)	(114,216)	(27,155)	(16,796)	(184,986)	(134,265)	(615,972)	(579,288)
Profit / (Loss) for the Period	2,032,543	1,610,422	178,374	92,998	285,891	627,725	176,212	117,743	187,962	204,853	15,942	33,722	(716,773)	(478,781)	2,160,151	2,208,682
Attributable to :																
Equity Holders of the Parent	2,007,804	1,528,066	158,951	61,014	242,792	527,383	102,474	68,525	180,481	179,652	15,942	33,722	(754,888)	(493,321)	1,953,556	1,905,041
Minority Interest	24,739	82,356	19,423	31,984	43,099	100,342	73,738	49,218	7,481	25,201	-	-	38,115	14,540	206,595	303,641
	2,032,543	1,610,422	178,374	92,998	285,891	627,725	176,212	117,743	187,962	204,853	15,942	33,722	(716,773)	(478,781)	2,160,151	2,208,682

Note : In addition to Segment Results, other information such as finance expenses, tax expenses have been segmented for better presentation.
All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

NOTES TO THE FINANCIAL STATEMENTS

For the nine months ended 31st December

1 Market Price Per Share

	2006	2005
	Rs.	Rs.
Highest	200.00	177.00
Lowest	118.00	120.00
Last Traded	195.00	129.25

2 The Interim Financial Statements of the Company and of the Group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2006 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting. Further, new and revised accounting standards applicable for the period ended 31 December 2006 have been considered in preparing the Interim Financial Statements of the Company and of the Group.

3 The presentation and classification of the Financial Statements for the corresponding period of the previous year, have been amended, where relevant, for better presentation and to be comparable with those of the current year.

4 Net Assets Per Share has been calculated, for all periods, based on the number of shares in issue as at 31 December 2006.

5 John Keells Holdings Limited acquired a 20.02% equity stake in Associated Motorways Limited (AMW) on 4 September 2006. AMW has been consolidated as an Associate of the Group with effect from that date.

6 John Keells Holdings Limited increased its stake in South Asia Gateway Terminals (Pvt) Limited to 33.75% in October 2006.

7 The Board resolved on 5 January 2007 to offer a Rights Issue of one (1) Ordinary Share of Rs 10/- each for every five (5) Ordinary Shares of Rs 10/- each in the capital of the Company, held as at the end of trading on 22 January 2007 at a price of Rs 140/- per share. The Board further resolved to effect a Bonus Issue of one (1) Ordinary Share of Rs 10/- each, for every seven (7) Ordinary Shares of Rs 10/- each, on the enhanced capital, upon the completion of the Rights Issue contemplated above, to the shareholders as at the end of trading on 12 March 2007, subject to shareholder approval.

8 There have been no other events subsequent to the Balance Sheet date, which require disclosure in the Interim Financial Statements.

9 All values included in these Financial Statements are in Rs. '000s unless otherwise stated.

CORPORATE INFORMATION

Name of Company
John Keells Holdings Limited

Legal Form
Public Limited Liability Company
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the
Colombo Stock Exchange
GDRs listed in the Luxembourg Stock Exchange

Directors
Mr S C Ratnayake - Chairman
Mr A [illegible] Gunewardene - Deputy Chairman
Mr [illegible] S A Gunasekara
Mr J R F Peiris
Mr E F G Amerasinghe
Mr T Das
Mr S Enderby
Mr M R Mihular
Mr P D Rodrigo
Ms S S Tiruchelvam

Audit Committee
Mr P D Rodrigo - Chairman
Mr E F G Amerasinghe
Mr S Enderby
Ms S S Tiruchelvam

Remuneration Committee
Mr E F G Amerasinghe - Chairman
Mr M R Mihular
Mr P D Rodrigo

Nominations Committee
Mr T Das - Chairman
Mr S Enderby
Mr M R Mihular
Mr S C Ratnayake
Ms S S Tiruchelvam

Secretaries and Registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors
Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers
Bank of Ceylon
Citibank N.A.
Commercial Bank
Deutsche Bank A.G.
DFCC Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
Nations Trust Bank
NDB Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs
CitiBank NA
New York

Registered Office of the Company
130 Glennie Street
Colombo 2
Sri Lanka

Contact Details
P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone 94 11 [illegible]
Facsimile 94 11 [illegible]

Internet www.keells.com
Email jkh@keells.com

END